DC

No Act
P.E. 1-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

07047207

March 9, 2007

Thomas H. O'Donnell, Jr.
Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2007

RECD S.E.C.
MAR 1 5 2007
1086

Re: Lowe's Companies, Inc.
Incoming letter dated January 19, 2007

Dear Mr. O'Donnell:

This is in response to your January 19, 2007 letter concerning the shareholder proposal submitted to Lowe's by Domini Social Investments. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Fl
New York, NY 10012-3915

66667

January 19, 2007

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Wood Procurement Report

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2007 annual shareholders meeting. The Proposal was submitted to the Company by Domini Social Investments. As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

A copy of this letter has been provided to the proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: Shareholders request that the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2007, reporting its progress toward implementing the company's wood policy."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Research Triangle, NC
Charleston, SC

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard the Commission's staff has applied is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Release No. 34-20091 (August 16, 1983); Texaco, Inc. (March 28, 1991). Every aspect of the proposal does not need to be addressed for the proposal to be substantially implemented. *See* Release No. 34-20091 (August 16, 1983) and Raytheon Company (February 11, 2005). The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See* ConAgra Foods, Inc. (June 20, 2005); EMC Corp. (February 14, 2005); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); and Kmart Corp. (February 23, 2000). The Proposal is excludible because it has been substantially implemented. The Company has policies and procedures in place to annually issue a Social Responsibility Report and a Wood Procurement Report implementing the essential objectives of the Proposal.

The Company currently produces and publishes annual reports that substantially implement the written objectives of the Proposal.

The Proposal requests that the Company report to shareholders on its progress toward implementing the Company's wood policy. Other than certain ambiguous references in its "Supporting Statement," the Proposal does not provide any specificity with respect to the information requested or any other guidance on what would be included in the report. The Company already prepares an annual report addressing its wood policy and efforts to implement it (the "Social Responsibility Report") and an expanded report publicly disclosing its progress toward implementation of the wood policy ("Wood Procurement Report"). The Company's current annual Social Responsibility Report addresses the Company's performance in the following areas: Building Stronger Communities, Building Healthier Environments, Building Bigger Opportunities and Building Better Education and Awareness. The "Building Healthier Environments" section of the most recent Social Responsibility Report addresses, among other things, the Company's wood procurement policy.

The Wood Procurement Report includes additional information and data regarding the following topics:

- Sources of Lowe's wood products by geographic region and, in some instances, country.
- Percentages of Lowe's wood product purchases by wood species as measured by volume in cubic feet.
- Sourcing of Lowe's wood products from sensitive areas, such as tropical regions, and Lowe's initiatives regarding sourcing alternatives.
- Lowe's enforcement practices under its wood policy.
- Lowe's certified product volume.
- Shifts in wood product mix in response to responsible forest management practices such as those promoted by the Forest Stewardship Council (FSC).
- Listing of Lowe's product lines sourced from a more sustainable wood species or that have been certified.
- Continued coordination with vendors, governments and conservation organizations on issues and solutions.

- Global wood production and consumption.

Exhibit B provides a summary or excerpts from the Wood Procurement Report for each of the topics listed above. This information and data address the types of information requested by the Proposal.

The Proposal acknowledges that certain data regarding the Company's sales of wood products is proprietary and does not request disclosure of this type of information or information not obtainable at "reasonable cost." In the Proposal's "Supporting Statement," the Proponent requests data for certain categories of information (e.g., FSC-certified wood sales). The data the Proponent requests is either (i) contained in the report, (ii) omitted because of the proprietary nature of the information or (iii) is not verifiable or obtainable at a reasonable cost. For example, the Company does not track the dollar value of sales of FSC-certified wood products and could not do so at reasonable cost. Therefore, although the annual reports that are published omit certain information and data that is arguably requested by the Proposal, the Company has substantially implemented the Proposal.

Lastly, the Company's annual reports reflect its review of practices and indicators the Company considers when evaluating its progress toward implementing its wood policy. For example, the Company's Wood Procurement Report discloses that its product volume reported as certified to a sustainable forest management standard increased by 41% from 2003 to 2005 and lists more than a dozen products that have been changed to a more sustainable wood species or to a certified forest management standard. The Company also discloses that it treats tropical sources with care in light of the harvesting practices and vulnerabilities of tropical forests to those harvesting practices. The Wood Procurement Report also discloses that the Company's volume from the tropics accounts for 1.3% of its total purchases and will either decrease or move to more responsibly managed sources, such as those certified to the FSC standard. Another example of the Company's considerations in implementing its wood policy that is contained in the Wood Procurement Report is the elimination of Merbau flooring from Indonesia from the Company's supply chain when the Company independently discovered the product was not in compliance with its sourcing policy. The Company immediately halted shipments and began a sell-through process. An alternative product compliant with our policy was identified for the 2007 year. These types of disclosure further demonstrate that the Company has substantially implemented the Proposal.

A copy of the Wood Procurement Report and the Company's wood procurement policy are attached hereto as Exhibit C and Exhibit D, respectively, and may be found on the Company's website (http://www.lowes.com/environment). A copy of the current Social Responsibility Report is attached hereto as Exhibit E and may be found on Lowe's website (http://www.lowes.com/socialresponsibility).

Because the Company has policies and procedures in place relating to the subject matter of the Proposal and has implemented the essential objectives of the Proposal, the Proposal has been substantially implemented.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell Jr

Thomas H. O'Donnell, Jr.

Encls.

Exhibit A

Shareholder Proposal

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 14, 2006

Gaither M. Keener, Jr.
Sr. Vice President, General Counsel and Secretary
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Via Federal Express

Re: Shareholder Proposal Requesting Report on Wood Policy

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund.

We are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Lowe's Companies shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Lowe's Companies shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

As you may be aware, Domini filed a similar shareholder proposal last year. We have been communicating our concerns to the company and hope that through continuing dialogue, Lowe's will improve its wood policy reporting. However, we are submitting the enclosed shareholder resolution in the interest of preserving all of our options.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Wood Procurement Report

Whereas:

Forests are rapidly declining at a rate of 33 soccer fields per minute, according to the United Nations. Endangered forests are home to nearly 50% of the world's species and 200 million indigenous people worldwide. Endangered forests store extensive amounts of carbon and are critical to mitigating the effects of climate change.

The forest products industry is the largest industrial consumer of endangered forests. As the second largest home improvement chain, Lowe's is a major retailer of wood products.

In 2000, Lowe's adopted a wood policy that acknowledges our company's role in "determining whether these [endangered] forests will remain for future generations." The policy's long-term goal is to "ensure that all wood products sold in our stores originate from well-managed, non-endangered forests," by:

- Phasing out the purchase of wood products from endangered forests;
- Preference to procuring wood products from independently certified, well-managed forests, recognizing that the Forest Stewardship Council (FSC) certification system has the highest certification standards;
- Increasing procurement of recycled, engineered and alternative products.

Increasingly, companies' forest products sourcing practices are coming under greater scrutiny. Companies such as Home Depot, Dell, IKEA, and Staples have announced policies to avoid purchasing timber products from endangered forests and established FSC-certified wood procurement preferences. FSC is the only independent forest certification system in the world accepted by the conservation, aboriginal and business communities. JP Morgan Chase's environmental policy expresses a preference for FSC certification when financing forestry projects.

Companies can mitigate reputational risk by publicly reporting their wood purchasing practices. IKEA reports its yearly purchases of FSC-certified wood and wood policy audit results. Dell reports yearly goals and progress towards increasing the use of FSC-certified fiber in its catalogs. By comparison, Lowe's reports wood purchases by country of origin and by volume certified to a "sustainable forest management" (SFM) standard, an undefined term that appears to blend all certification systems together, regardless of their credibility. These metrics do not measure compliance with our company's wood policy nor demonstrate a preference towards procuring FSC-certified wood, the only credible standard for ensuring sustainable forest management.

Upon releasing its wood policy in 2000, our company's chairman and chief executive said, "Our customers expect Lowe's to deliver the best quality lumber and wood products that have been responsibly harvested and produced by our suppliers." Lack of disclosure on steps taken to implement this wood policy may adversely impact consumer loyalty and long-term shareholder value.

RESOLVED: Shareholders request that the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2007, reporting its progress toward implementing the company's wood policy.

<u>**Supporting Statement**</u>

The report should include a company-wide review of company practices and indicators related to measuring Lowe's long-term goal of ensuring that all wood products sold in its stores originate from well-managed non-endangered forests. Potential indicators include quantity of FSC-certified wood sales, sales of wood products from endangered forests, and sales of recycled, engineered and alternative products.

Exhibit B

Selected Disclosure from Lowe's Wood Procurement Report

Topic	Example Disclosure Contained in Wood Procurement Report
Sources of Lowe's wood products by geographic region and, in some instances, country.	Chart detailing the percentage of Lowe's sourcing distribution by country or region. Chart detailing trends of Lowe's volume of sources for 2003 – 2005 by country. "Of all the volume of wood products that Lowe's sells, 86% of the volume comes from North America." "In 2005, we sold nearly 290 million cubic feet of wood products from North America, an increase of 19% from 2003 – 2005."
Percentages of Lowe's sales volume by wood species.	"Pine represents nearly 50% of the volume of wood products that we sell, with Spruce-Pine-Fir (SPF) and Douglas Fir together comprising an additional 29% of the species mix. Adding components of Oriented Strand Board (OSB) and Particleboard, which combine to represent 11% of our species mix, brings the total to almost 90% of the total volume of wood products we sell." Chart detailing Lowe's percentage distribution by species.
Sourcing of Lowe's wood products from sensitive areas, such as tropical regions, and Company initiatives regarding sourcing alternatives.	"In 2005, volume from the tropics accounted for 1.3% of our total wood product purchases. Our focus in tropical regions is to either shift our supply to more responsible or certified sources such as FSC certified or to eliminate the product from our supply chain. We have been successful on both counts." "Our data indicates that from 2003 – 2005, total volume of FSC certified products has increased by 26%, with the greatest increase coming from developing countries." "We've also seen an increase in the number of FSC certified products available for sale. In 2003, Lowe's had almost 1,200 FSC certified products available for sale. By 2005 that number had increased by 36% to over 1,600 FSC certified item numbers." "One example of our transition of sources is 1/4" lauan (meranti) plywood. This product was

	traditionally sourced almost exclusively from the tropical forests in Indonesia and Malaysia. Today, our supply of that product is now primarily certified to FSC standard and comes from a number of other countries, including China, Guyana and New Zealand." "In addition, dowels that most commonly came from tropical species (ramin) are now sourced domestically and made from domestically-sourced poplar (*liriodendron tulipifera*)."
Lowe's enforcement practices under its wood policy.	"An example in 2005 of a product eliminated from our supply chain was Merbau flooring from Indonesia. Upon Lowe's independently discovering the product that was not in compliance with our sourcing policy, shipments were immediately halted and a sell-through process began. An alternative product compliant with our policy was identified for the 2007 year." "In 2005, volume from the tropics accounted for 1.3% of our total wood product purchases. Our focus in tropical regions is to either shift our supply to more responsible or certified sources such as FSC certified or to eliminate the product from our supply chain. We have been successful on both counts."
Lowe's certified product volume.	"Our own data indicates certified product volume has increased by 41% from 2003 to 2005." "We expect the volume of our wood product sales from certified forests to increase as a percentage of total wood product sales in the future."
Shifts in wood product mix in response to responsible forest management practices such as those promoted by the Forest Stewardship Council (FSC).	"We have also made progress through product shifts and issue engagement. Some examples of this progress are: • Transitioned ramin dowels to domestically sourced and manufactured poplar; • Shifted our entire supply of lauan plywood to certified sources; • Shifted wall paneling to a medium density fiberboard (MDF) backing or to a plywood product sourced in cooperation with third party conservation organizations; and

- Increased sales of our home center exclusive manufactured decking product, ChoiceDek made from recycled plastic and reclaimed wood waste."

Listing of Lowe's product lines sourced from a more sustainable wood species or that have been certified.

"All or part of the following product lines we offer have either been changed to a more sustainable wood species or have been certified to an industry standard:

- Boards
- Doors
- Dowels
- Molding
- Paint stirrers
- Plywood
- Underlayment
- Broom handles
- Cabinets
- Dimensional lumber
- Fencing
- Paintbrushes
- Paneling
- Shelving"

Continued coordination with vendors, governments and conservation organizations on issues and solutions.

"[The Company has] [e]ngaged with Canadian vendors, conservation organizations and the government of British Columbia to help move the central coast land use management plan to a multi-stakeholder solution."

Global wood production and consumption.

"It is not surprising that North America accounts for 86% of Lowe's wood product sourcing by volume, considering the US and Canada are the largest producers of wood in the world according to the Food and Agriculture Organization of the United Nations."

Chart detailing volume of wood production by top ten countries.

"This is encouraging since North America has seen increases in its forested land from 2000-2005 according to the FAO, Global Forest Resources Assessment 2005."

Chart detailing the area of forest by FRA category for the years 1990, 2000 and 2005 and indicates the percentage change for each category during that time period.

"The relatively small reductions in primary and modified natural forests have been offset by larger (by volume and percent) increases in semi-natural and productive plantations. That means the wood products industry draws more from managed forests than those in more of a natural state."

"It is also not surprising that China has seen a tremendous increase in imports of wood and the position of the US and Canada was relatively unchanged."

Chart detailing volume of wood import by top five countries.

Map detailing the increase or decrease in forest coverage by country between 1990 and 2005.

"The map...shows a relatively insignificant reduction in forest cover for North America, Europe and northern Asia and a sizable decrease in forest cover in the Amazon Basin, southeast Asia and certain tropical regions in Africa."

"The data clearly supports our approach to focusing our purchasing of wood products grown in regions with relatively stable forest cover and to paying close attention to the wood products from tropical regions with rapidly declining forest cover."

"Also drawn from the FAO, Global Forest Resources Assessment 2005 is that the extent of forest plantations in the United States grew by 6.8 million hectares since 1990 – a 40% increase. During that same timeframe, primary forests decreased by one percent or a total of one million hectares. That is a net increase of 5.7 million hectares."

"Finally, while the world is covered by nearly 10 trillion acres of forests according to the FAO, the global extent of primary forests has decreased by 4.5% from 1990 to 2005. Regions that experienced the greatest decrease in primary forest coverage from 1990 – 2005 are South and Southeast Asia (36%) and Oceana (13%). Regions that showed the greatest increase in coverage over the same timeframe are Western and Central Asia (8%) and Europe (5%). For North America, the change was less than 0.5%."

"These results support our attention to important forested areas of the world such as Southeast Asia and the island nations that make up Oceana. It also provides a measure of reassurance that as our primary source of volume, North American forests are being managed sustainably on a macro-level."

Exhibit C

Lowe's Wood Procurement Report

Lowe's Wood Procurement: 2006

The world's forests support the ecological and climate processes upon which biodiversity and human life depend. Lowe's is concerned about the protection of these critical resources and recognizes that, through the wood products we sell, our company can play an important role in determining whether these forests will remain for future generations. Lowe's long-term goal is to ensure that all wood products sold in our stores originate from well-managed, non-endangered forests.

To accomplish our goal, we will support the work of regional and global conservation organizations that help to improve forest management practices.

For purposes of this report, "wood products" include all of the products we sell that contain wood.

Global Wood Production & Consumption

A company's wood product sourcing must be considered in the broader global context of wood production. The section below illustrates trends in wood production and forest growth around the globe.

Production by Country

It is not surprising that North America accounts for 86% of Lowe's wood product sourcing by volume, considering the US and Canada are the largest producers of wood in the world according to the Food and Agriculture Organization of the United Nations.


Wood Production
Top Ten Countries
Volume (cubic meters)
Millions
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
United States of America
Canada
Russian Federation
China
Sweden
Finland
Brazil
France
New Zealand
Australia

Source: **www.fao.org/forestry/site/fra/en**

The broad Pine, Spruce and Fir species all come from temperate forests with the majority of the Lowe's volume coming from North America. Those species also collectively represent nearly 75% of all the volume found in our products.

This is encouraging since North America has seen increases in its forested land from 2000–2005 according to the FAO, Global Forest Resources Assessment 2005.

FRA 2005 categories	Area (1000 hectares) Forest			
	1990	2000	2005	% Change
Primary	270,692	270,682	269,606	-0.40%
Modified natural	324,295	319,958	320,233	-1.25%
Semi-natural	3,490	5,514	6,323	81.17%
Productive plantation	10,305	16,274	17,061	65.56%
Total	608,782	612,428	613,223	0.73%

The relatively small reductions in primary and modified natural forests have been offset by larger (by volume and percent) increases in semi-natural and productive plantations. That means the wood products industry draws more from managed forests than those in more of a natural state.

Import by Country

It is also not surprising that China has seen a tremendous increase in imports of wood and the position of the US and Canada was relatively unchanged.


Wood Import by Country
Top Five
Millions
Volume (cubic meters)
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
China
Finland
Sweden
Canada
United States of America

Source: **www.fao.org/forestry/site/fra/en**

The map below shows a relatively insignificant reduction in forest cover for North America, Europe and northern Asia and a sizable decrease in forest cover in the Amazon Basin, Southeast Asia and certain tropical regions in Africa. The data clearly supports our approach to focusing our purchasing of wood products grown in regions with relatively stable forest cover and to paying close attention to the wood products from tropical regions with rapidly declining forest cover.

Change in Global Forest Coverage


> 0.5 % Decrease per year
> 0.5 % Increase per year
Change rate below 0.5 % per year

Source: FAO 2005 Global Forest Resources Assessment

Also drawn from the FAO, Global Forest Resources Assessment 2005 is that the extent of forest plantations in the United States grew by 6.8 million hectares since 1990 – a 40% increase. During that same timeframe, primary forests decreased by one percent or a total of one million hectares. That is a net increase of 5.7 million hectares. Finally, while the world is covered by nearly 10 trillion acres of forests according to the FAO, the global extent of primary forests has decreased by 4.5% from 1990 to 2005. Regions that experienced the greatest decrease in primary forest coverage from 1990-2005 are South & Southeast Asia (36%) and Oceana (13%). Regions that showed the greatest increase in coverage over the same timeframe are Western and Central Asia (8%) and Europe (5%). For North America, the change was less than 0.5%.

These results support our attention to important forested areas of the world such as Southeast Asia and the island nations that make up Oceana. It also provides a measure of reassurance that as our primary source of volume, North American forests are being managed sustainably on a macro-level.

Lowe's Sourcing Information

Of all the wood products Lowe's sells, 86% of the volume comes from North America – nearly ¾ of that from the United States.

Lowe's 2005 Geographic Sourcing Distribution


60°N
North America
86.01%
Central America
0.03%
South America
7.22%
Europe
4.41%
Africa
0.05%
Russia
0.03%
Asia
0.56%
Oceana
1.70%
150°W
120°W
90°W
60°W
30°W
0°
30°E
60°E
90°E
120°E
150°E
180°

The greatest increase in supply measured in total volume over the last three years came from North America. In 2005, we sold nearly 290 million cubic feet of wood products from North America, an increase of 19% from 2003 - 2005.

Lowe's Sourcing Trend by Region



Millions
Volume, Cubic Feet
25
20
15
10
5
0
2003
2004
2005
South America
Europe
Oceana
Asia
Africa
Central America
Russia

Pine represents nearly 50% of the volume of wood products we sell, with Spruce-Pine-Fir (SPF) and Douglas Fir together comprising an additional 29% of the species mix. Adding components of Oriented Strand Board (OSB) and Particleboard, which combine to represent 11% of our species mix, brings the total to almost 90% of the total volume of wood products we sell.

2005 Species Distribution



25%
6%
5%
4%
2%
9%
48%
2%
2%
1%
5%
Pine
Spruce/Pine/Fir
OSB
Particleboard
Douglas Fir
Cedar
Oak
Hemlock/Fir
MDF
Other

Tropical sources

Forests in the tropics are particularly vulnerable to the adverse consequences of certain harvesting practices due to intense rainy seasons, increased incidents of illegal logging and poor soil fertility. For those reasons, we treat tropical sources with particular care. In 2005, volume from the tropics accounted for 1.3% of our total wood product purchases.

Our focus in tropical regions is to either shift our supply to more responsible or certified sources such as FSC certified or to eliminate the product from our supply chain. We have been successful on both counts. Our data indicates that from 2003-2005, total volume of FSC certified products has increased by 26% with the greatest increase coming from developing countries. We've also seen an increase in the number of FSC certified products available for sale. In 2003, Lowe's had almost 1,200 FSC certified item numbers. By 2005 that number increased to over 1,600, an increase of 36%.

One example of a product transition is ¼" lauan (meranti) plywood. Lauan plywood available to suppliers was traditionally sourced almost exclusively from the tropical forests of Indonesia and Malaysia. Today, our supply of this product is now primarily certified to the FSC standard and comes from a number of other countries including China, Guyana and New Zealand. In addition, dowels that most commonly came from tropical species (ramin) are now sourced domestically and made from domestically-sourced poplar (*liriodendron tulipifera*).

An example in 2005 of a products eliminated from our supply chain was Merbau flooring from Indonesia. Upon Lowe's independently discovering the product that was not in compliance with our sourcing policy, shipments were immediately halted and a sell-through process began. An alternative product compliant with our policy was identified for the 2007 year.

Forest Certification

Independent third party forest certification is the cornerstone of our wood procurement policy. Forest certification is the process of evaluating forests or woodlands to determine if they are being managed according to a defined set of standards. Our goal is to source all wood products from certified forests.

In the thirteen years since forest certification began, the industry has seen great improvement in both the development of the various certification systems and in on-the-ground forest management. Our own data indicates certified product volume has increased by 41% from 2003 to 2005. We expect the volume of our wood product sales from certified forests to increase as a percentage of total wood product sales in the future.

Responsible Forest Management

We continue to give preference to certified well-managed forests. We do so because the sustainable management of forests guarantees a source not only of product but of habitat and ecosystems for generations to come.

FSC is an independent international organization dedicated to responsible forestry through forest practices while considering the interests and historic land rights of traditionally forest dependent or indigenous communities. Their international focus makes that organization an indispensable tool in the achievement of our policy commitments.

We have also made progress through product shifts and issue engagement. Some examples of this progress are:

- Transitioned ramin dowels to domestically sourced and manufactured poplar
- Shifted our entire supply of lauan plywood (5.2 mm import hardwood) to certified sources
- Shifted wall paneling to a medium density fiberboard (MDF) backing or to a plywood product sourced in cooperation with third party conservation organizations
- Engaged with Canadian vendors, conservation organizations and the government of British Columbia to help move the central coast land use management plan to a multi stakeholder solution
- Increased sales of our home center exclusive manufactured decking product, ChoiceDek made from recycled plastic and reclaimed wood waste

Product Shifts

Promoting sustainable forestry practices ensures that today's needs are met without compromising the forests for future generations. All or part of the following product lines we offer have either been changed to a more sustainable wood species or have been certified to an industry standard:

Boards
Doors
Dowels
Molding
Paint stirrers
Plywood
Underlayment

Broom handles
Cabinets
Dimensional lumber
Fencing
Paintbrushes
Paneling
Shelving

Exhibit D

Lowe's Wood Procurement Policy

Lowe's Policy on the Wood Contained in its Products


Photo courtesy of Raincoast.org

The world's forests support the ecological and climate processes upon which biodiversity and human life depend. Lowe's is concerned about the protection of these critical resources and recognizes that, through the products we sell, our company can play an important role in determining whether these forests will remain for future generations. Lowe's long-term goal is to ensure that all wood products sold in our stores originate from well-managed, non-endangered forests. In order to meet this goal, Lowe's will:

- Aggressively phase out the purchase of wood products from endangered forests as these areas are identified and mapped. This includes an immediate ban on wood coming from the Great Bear Rainforest of British Columbia.
- Work with vendors to encourage the maintenance of natural forests and environmentally responsible forest practices.
- Give preference to the procurement of wood products from independently certified, well-managed forests. The Forest Stewardship Council (FSC) is recognized as having the highest certification standards available today and will be given preference over other certification systems.
- Work with our customers to increase the efficiency of wood use, including the promotion of wood reuse, recycling, and advanced framing techniques
- Work with our suppliers to increase the procurement of quality recycled, engineered and alternative products, when their environmental benefits are clearly demonstrated, including alternative fiber and tree-free paper products used for printing and packaging

In order to accomplish our goal, we will support the work of the World Resources Institute, the Certified Forest Products Council, and other organizations that help to improve forest management practices worldwide. We will also ask our suppliers to help us to increase the supply of certified wood products that we can make available to our customers.

Notes:

Maps that designate "endangered forests" have been created in various levels of detail by organizations such as the World Resources Institute's (WRI) Global Forest Watch Program. As these designations are further developed, Lowe's will work with its suppliers to change their supply areas.

Endangered forests (or high conservation value forests) include intact (primary and old growth) forests. They also include the most nearly intact tracts of all threatened forests and forests of special importance to the conservation of global biodiversity, where little or no primary and old-growth vegetation occurs today.

In rare circumstances, wood from endangered forests may be accepted if it is certified under the Forest Stewardship Council (FSC) or equivalent system.

Lowe's wood policy status.

Exhibit E

Lowe's Social Responsibility Report

More Than A Store

2005 Social Responsibility Report


First in Flight
CAROLINA

Building More For*...

Our Investors
- $43.2 billion in sales
- $2.8 billion in earnings
- Ranked #42 on the FORTUNE® 500
- *Forbes* – America's Best Managed Company (Retailing)
- *Hispanic Magazine* – Top 100 Companies Offering Opportunities for Hispanics

Our Customers
- 1,234 stores in 49 states
- 40,000 stocked products
- Hundreds of thousands of products by special order
- Everyday Low Price Guarantee

* *End of fiscal 2005*

Our Employees
- More than 185,000 employees
- 75% of jobs are full time positions
- 23,000 jobs created in 2005
- Comprehensive benefits for full- and part-time employees
- 401(k) matching and discounted stock purchase program

Our Communities
- More than $37 million contributed in 2005
- National Partner of Habitat for Humanity
- National Partner of American Red Cross
- Lowe's Charitable & Education Foundation

Our Environment
- ENERGY STAR® honors for four consecutive years
- EPA Top 10 Retail Green Power Partner
- Wood Procurement Policy



Chairman, President and CEO Robert Niblock with former President Jimmy Carter at Habitat for Humanity's Jimmy Carter Work Project – Detroit, MI



Jimmy Carter Work Project

Lowe's continued efforts with Habitat for Humanity's Jimmy Carter Work Project in 2005 by helping build a total of 232 homes in Michigan over the course of one week. "It's amazing to think that we built a house, floor to ceiling, in just seven days," says Hattie, one of the hundreds of Lowe's employee volunteers who assisted with the project. "It wasn't anything one person did – it took a whole team. That's how we get things done at the store and that's how we got it done out in the community."


LOWE'S
women BUILD
Habitat for Humanity


Drill Team
LOWE'S

Women Build volunteers help raise a wall – Detroit, MI


LOWE'S

Jimmy Carter Work Project – Benton Harbor, MI

Habitat For Humanity Lowe's is a national partner with Habitat for Humanity International, helping to provide safe, affordable housing for thousands of working families. Lowe's, our customers and vendor partners contributed more than $8 million to Habitat projects in 2005, and Lowe's employee volunteers gave hands-on support at home sites coast-to-coast to help Habitat homeowners build their dreams. **Women Build** Lowe's is the national underwriter of Habitat's Women Build program, empowering women volunteer teams in the construction of Habitat homes. The program built approximately 200 homes in 2005. **Jimmy Carter Work Project** As co-premier sponsor of the 2005 Jimmy Carter Work Project, Lowe's helped provide financial and volunteer support in the construction of 232 homes in the state of Michigan. **Disaster Rebuilding** When disasters struck around the globe, we assisted Habitat's rebuilding efforts. Funds from Lowe's, our customers and vendor partners, totaling $2.4 million, are assisting with

Building Stronger Communities


LOWE'S

Lowe's volunteer assists with relief efforts at the Astrodome – Houston, TX



President George W. Bush and Lowe's volunteers, Operation Home Delivery – Covington, LA

American Red Cross


American Red Cross
Relief

Red Cross hurricane relief efforts – Slidell, LA

the construction of approximately 1,200 homes in the region impacted by the December 2004 Indian Ocean Tsunami. Through Operation Home Delivery, Lowe's contributed all building materials for the framing and finishing of 60 homes to kick-off Habitat's long-term Gulf Coast rebuilding effort in the areas impacted by Hurricanes Katrina and Rita, and also made a cash contribution of $2.85 million to assist with those ongoing efforts.

American Red Cross As a national disaster relief partner of the American Red Cross, Lowe's establishes store credits to assist Red Cross chapters responding to disasters and partners with the organization on a Severe Weather & Natural Disaster Home Readiness Guide, which is distributed free through our stores. In addition, Lowe's Customer Donation Program benefits the American Red Cross Disaster Relief Fund. In 2005, this program raised more than $9 million, including a $2.3 million contribution from Lowe's.

For more information, visit Lowes.com/Community.



Solar-Powered Rooftops

In 2005, Lowe's installed solar-powered rooftop energy generation systems at three stores in California, adding to the existing system on our store in West Hills. This on-site generation reduces demand on the electric grid, which offsets our stores' energy use. "Energy conservation starts by promoting energy-efficient products like ENERGY STAR® qualified appliances, thermostats and light bulbs. But as a company, we're doing so much more," says Michael. In addition to the solar-powered rooftop systems in California, Lowe's continues to expand its use of alternative or responsible energy sources such as green power. The resulting reduction in greenhouse gas emissions will benefit generations to come.

“Solar panels on our four stores generate enough electricity annually to power 250 homes for one year.”

Michael Chavez
Store Manager
Store #1143
Vacaville, CA


LOWE'S
6 4 0 0

Lowe's LEEDS (Leadership in Energy & Environmental Design) Gold Award Store – Austin, TX



Tanks collect rainwater for plants in the garden center – Austin, TX



Customers recycled 87,000 lbs. of batteries through collection boxes at Lowe's.



The EPA estimates Lowe's annual purchases of green power prevent CO_2 pollution equivalent to the planting of more than 3,000 acres of trees.

Eco-Conscious Building And Store Practices With more than 1,234 stores nationwide, we challenge ourselves to raise the bar with responsible practices in our store construction and operations. Through "cool roof" technology and use of high-efficiency fluorescent lighting, air conditioning and heating units, we're striving to reduce our stores' energy consumption.

Lowe's Recycles - 2005
*estimated

128,000
tons of cardboard

170,000
tons of pallets and wood waste

1,100
tons of shrink wrap

Eco-Friendly Product Offerings Lowe's continues to expand its eco-friendly product offerings. Related products sold in our stores include rubber mulch, cellulose insulation, sustainably grown lumber and ChoiceDek™, a decking material that's weatherproof and made from recycled plastics. Lowe's also offers organic gardening products, drip and mist irrigation systems

Building Healthier Environments


United Way volunteers come to Lowe's to learn winter weatherization tips to assist area residents – Lewistown, PA


ENERGY
SOLUTIONS GUIDE
Lowe's
Water
Energy & Water Solutions Guides – free at Lowe's stores


A $1 million Lowe's grant will assist preservation efforts of The Nature Conservancy – Newmarket, NH

and native plant species to assist in drought-prone environments. ENERGY STAR® Lowe's has been an award-winning ENERGY STAR partner for four consecutive years. These honors from the U.S. Environmental Protection Agency and Department of Energy are for promotion of ENERGY STAR-qualified products meeting the highest water and energy-efficiency standards. Lowe's Wood Procurement Policy Lowe's wood policy ensures wood products sold in our stores are harvested responsibly and from companies that use sustainable forestry practices. Approximately 85 percent of our wood supply in 2005 came from sources within the United States and Canada. The Nature Conservancy Lowe's contributed $1 million to The Nature Conservancy to help restore and protect critical wildlife habitats and watersheds, including nature trails and observation decks, so people can enjoy nature without disturbing it.

For more information, visit Lowes.com/Environment.


First in Flight
SURF CITY
NORTH CAROLINA

Economic Opportunity

Topsail Island is 26 miles long and home to the town of Surf City. With a year-round population of approximately 2,500, the island's population can swell to 25,000 in the peak season with tourists and second-home owners. So, keeping the economy strong during the off-season is crucial. When Lowe's opened a store in this small coastal community, it also opened up a world of opportunities. "Before Lowe's got here, employment was limited, and many people had to relocate," says Mayor A. D. (Zander) Guy, Jr. "Now we have more jobs, a stronger economy, a more affordable tax base and we're able to give families a chance to stay in the place they call 'home.'"

"Now we can provide jobs and keep families together."

Mayor A. D. (Zander) Guy, Jr.
Surf City, NC



LOWE'S
Customer Service

Lowe's store manager training program prepares employees for management positions.



Employees volunteer through Habitat and Lowe's Heroes employee volunteer initiative – Pensacola, FL and Atlanta, GA

Jobs And Benefits Lowe's added 150 new stores and approximately 23,000 jobs in 2005, helping boost local economies with jobs and tax benefits. Employees are rewarded with competitive pay, comprehensive benefits (including medical benefit options for full- and part-time employees), 401(k) matching, a discounted stock purchase program and a store discount. Nearly 75 percent of positions are full-time, and extensive training programs allow employees to expand their skills. **Diversity Programs** These programs help Lowe's establish and maintain policies, practices and strategies that enable us to foster a corporate and store environment of inclusion, fairness, respect and enhanced productivity. Through our Supplier Diversity program, we seek opportunities to expand our business with women and minority-owned vendors. **Diversity Grants** As part of our community outreach initiatives, we're proud to include contributions to more than 40 national, state and local organizations serving diverse populations such as the Urban League, NAACP and SER Jobs for Progress. **Ethics And Sourcing Policies** Our global sourcing policies include

Building Bigger Opportunities


LOWE'S
LOWE'S



September 14, 2005

Lowe's Employee Relief Fund

Words cannot express the gratitude I feel for your efforts.

Your gift to me and my family will go a long way in getting us back on our feet.

It's people like you and my fellow employees that make the struggle of survival just a little bit easier.

Thank you and may God continue to bless all of you and your families.

Deborah
Store # 1846

Letter from an employee who received funds from Lowe's Employee Relief Fund.


LOWE'S
Step Up for Students

Tax revenues from Lowe's Florida stores generated $8 million for the Step Up for Students Scholarship Program – Tampa, FL

best-in-class protections for the world's workers. Lowe's routinely inspects the factory of any foreign-made product. Lowe's requires vendors to comply with the same high standards. In addition, Lowe's Code of Business Conduct and Ethics prohibits conflicts of interest in our dealings with vendors. Lowe's Heroes Lowe's Heroes employee volunteers tackle local problems in their communities. In 2005, Lowe's stores worked with representatives from nonprofit organizations and concerned individuals from their communities to help improve schools, build Habitat for Humanity homes or address safety issues – making their communities better places to live. Employee Relief Fund Lowe's Employee Relief Fund is dedicated to distributing emergency funds to hundreds of employees each year who face financial hardships due to natural disasters, house fires or illness. The company matches employee donations to the fund. In 2005, the fund assisted more than 1,900 employees with funds totaling $2.2 million.

For more information, visit Lowes.com/Careers.

“Our students now have the tools to discover and explore the wonders of science”

Debbie Traynor
Elementary Science Specialist
San Antonio, TX



Mobile Science Labs

When it was discovered that the Northside Independent School District (NISD) had no science classroom space and limited equipment, Lowe's took the initiative to make a change. Through a $55,000 grant, each of NISD's 53 elementary schools received a new mobile science lab. These labs-on-wheels have water pumps, electrical hook-ups, storage and mirrors so students can see experiments as they're conducted. "Students will be equipped to take the state-mandated achievement test in science coming up in 2007," says Debbie, the District's Elementary Science Specialist. "And, they'll have a lot of fun learning new things along the way."



A $55,000 Lowe's grant helped supply mobile science labs for elementary science students – San Antonio, TX



The Home Safety Council's Great Safety Adventure brought home safety tips to kids at more than 360 locations, including Lowe's stores, schools and special events – Mooresville, NC

Lowe's Charitable And Educational Foundation Since 1957, LCEF has been dedicated to improving the communities we serve through support of public education, community improvement projects and the environment. In 2005, LCEF awarded more than $13 million to nonprofit organizations. Toolbox For Education Launched in partnership with PTO Today, a leading organization serving parent-teacher groups, Toolbox for Education is providing grants of up to $5,000 at up to 1,000 public schools nationwide and funds projects such as public school libraries, specialty learning labs and playgrounds. Outdoor Classroom Grant Program Working with International Paper and NATIONAL GEOGRAPHIC EXPLORER, this program expands students' opportunities to learn about natural resources through outdoor learning environments. At least 100 public schools around the nation will benefit from this program during the 2005–2006 school year. The Home Safety Council Founded by Lowe's

Building Better Education and Awareness



Lowe's funds will assist National Trust efforts, including the preservation of the West Monitor Barn, Richmond, VT and the Schooner *Adventure* in Gloucester, MA



Lowe's helped create the world's largest flower ribbon as part of Plant for the Cure – Atlanta, GA

in 1993, The Home Safety Council is a nonprofit organization dedicated to helping prevent the nearly 21 million medical visits that occur on average each year from unintentional injuries in the home. In 2005, Lowe's and our vendors contributed $5 million toward HSC safety initiatives.

National Trust Lowe's contributed $1 million to the National Trust for Historic Preservation to help preserve places of historical significance. **Plant For The Cure** Lowe's is proud to partner with the Susan G. Komen Foundation in Plant for the Cure® to assist with breast cancer awareness and education efforts. Twice a year, 10 percent of select flower sales benefits the organization. In 2005, flower sales raised $250,000.

For more information, visit Lowes.com/Community.

A Letter from Our Chairman, President and CEO

Dear Neighbor,

The next time you think of Lowe's, think of us as more than a home improvement retailer. Beyond our aisles of over 40,000 products in over 1,234 stores, we have more than 185,000 employees with the skills and leadership to make a difference in the communities they serve.

Our contributions in 2005 covered many different avenues. Our employees helped build homes through Habitat for Humanity's Women Build program and the Jimmy Carter Work Project. On the environmental front, we added new solar-powered rooftop energy generation systems on three of our stores in California, helping to offset those stores' energy consumption. We also boosted local economies by adding more than 23,000 much-needed jobs.

As a $43 billion company, we made significant financial contributions as well. Whether it was a donation to a school in need of books or new learning environments, or a multi-million dollar donation to the American Red Cross, each contribution was targeted to make a difference when and where the need was greatest.

I'm proud of what we accomplished in 2005. And, as one of America's leading companies, we look forward to doing more. Much more.

Sincerely,

Robert A. Niblock



2005
Grant Recipients

Lowe's Charitable and Education Foundation Alameda High School Ace Program, Contextual Learning / Career Development Classroom, **Lakewood, CO** ❖ Alvarado Elementary School, **Union City, CA** ❖ American Red Cross-New England Blood Services, **Dedham, MA** ❖ American Red Cross-Antelope Valley Chapter, **Palmdale, CA** ❖ American Red Cross-Cumberland County Chapter, **Mechanicsburg, PA** ❖ American Red Cross-Prince William Chapter, **Manassas, VA** ❖ Augusta Technical College Foundation, *Trades Scholarship Program*, **Augusta, GA** ❖ Blytheville CB Radio Club, **Blytheville, AR** ❖ Borough of Downingtown Fire Dept., **Downingtown, PA** ❖ Boys & Girls Club of Northwest Mississippi, Youth Center, **Batesville, MS** ❖ Boys & Girls Clubs of Hudson County, **Jersey City, NJ** ❖ Boys & Girls Clubs of McAlester, **McAlester, OK** ❖ Buena Vista School, **Palmdale, CA** ❖ Burpee Museum of Natural History, *Burpee Goes Green*, **Rockford, IL** ❖ Butler School District, **Butler, NJ** ❖ C.C. Wright Elementary School, Kindergarten Playground, **North Wilkesboro, NC** ❖ Camp Boggy Creek, **Eustis, FL** ❖ Cape May County Parks/Zoo, **Cape May Court House, NJ** ❖ Capitol View Elementary School, *Outdoor Classroom*, **Atlanta, GA** ❖ Capitol West Neighborhood Association, **Milwaukee, WI** ❖ Center of Hope, **Weatherford, TX** ❖ Chestnut Grove Community Center, **Statesville, NC** ❖ Children's Miracle Network, **Palmyra, PA** ❖ City of Columbus - Office of Education, **Columbus, OH** ❖ City of Franklin Fire Dept., **Franklin, IN** ❖ City of Keller, **Keller, TX** ❖ City of Mooresville, *Mill Village Area Neighborhood Park*, **Mooresville, NC** ❖ City of Pensacola, **Pensacola, FL** ❖ City of Phoenix, West Phoenix Park Improvements, **Phoenix, AZ** ❖ Civic Works, Inc., *Community Revitalization*, **Baltimore, MD** ❖ Classics Elite Soccer Academy, Soccer Field and Irrigation Project, **San Antonio, TX** ❖ Colquitt County Habitat for Humanity, **Moultrie, GA** ❖ Community College of Alleghany County, **Pittsburgh, PA** ❖ Crossroads Cycling Club, *Cycling Trail Expansion*, **Statesville, NC** ❖ D. McRae Elementary School, Playground/Outdoor Classroom Expansion, **Fort Worth, TX** ❖ Darke County Chapter, American Red Cross, **Greenville, OH** ❖ Davidson Housing Coalition, **Davidson, NC** ❖ Dayton View Academy, Playground, **Dayton, OH** ❖ Decatur Preservation Alliance, *Martin Luther King, Jr. Day Home Repairs for the Elderly*, **Decatur, GA** ❖ Detroit Zoological Society, Education Center Landscaping, **Royal Oak, MI** ❖ Dubuque Community School District Foundation, *Vocational Trades Lab Tools*, **Dubuque, IA** ❖ East Pasco Habitat for Humanity, **Dade City, FL** ❖ Education Innovations, **Pittsburgh, PA** ❖ El Centro Police Athletic League, **El Centro, CA** ❖ Espanola Public Schools, **Espanola, NM** ❖ Evening Shade Community Residential Organization, Evening Shade Renovation Project, **Vian, OK** ❖ Evergreen School PTO, **Kalispell, MT** ❖ Family Connection, Inc., **Alabaster, AL** ❖ Family Guidance Center, **Troy, AL** ❖ City of New Orleans Fire Dept., **New Orleans, LA** ❖ First Book, **Washington, DC** ❖ Friends of the CanTeen, **Cicero, NY** ❖ Friends of the Farmstead, **Olathe, KS** ❖ Gateway Community & Technical College, **Fort Mitchell, KY** ❖ Grace Resource Center, **Lancaster, CA** ❖ Greater Fairbanks Habitat for Humanity, **Fairbanks, AK** ❖ Habitat for Humanity Buffalo, Inc., **Buffalo, NY** ❖ Habitat for Humanity of Greater Miami, **Miami, FL** ❖ Habitat for Humanity of Greenville County, **Greenville, SC** ❖ Habitat for Humanity of Flathead Valley, **Kalispell, MT** ❖ Habitat for Humanity of Oakland County, **Pontiac, MI** ❖ Habitat for Humanity of Spartanburg Inc, **Spartanburg, SC** ❖ Habitat for Humanity/Bath-Brunswick, **Topsham, ME** ❖ Habitat for Humanity/Metro Jackson, Inc., **Jackson, MS** ❖ Hackettstown PBA Local 369, Inc., **Hackettstown, NJ** ❖ Hazard/Perry County Housing Alliance, **Hazard, KY** ❖ Heards Ferry Elementary PTA, **Atlanta, GA** ❖ Henderson Soccer Association, **Henderson, TX** ❖ Hendrick Marrow Foundation, **Charlotte, NC** ❖ Habitat for Humanity of Magic Valley, Inc., **Twin Falls, ID** ❖ Hospice of Citrus County, Inc., **Beverly Hills, FL** ❖ Housing Initiative of North Fulton, *Housing Renovations,* **Roswell, GA** ❖ Humane Haven Animal Shelter, **Bolingbrook, IL** ❖ Indianapolis Public Schools, **Indianapolis, IN** ❖ Iredell County Parks & Recreation, **Statesville, NC** ❖ Iredell Statesville Community Enrichment Corporation, **Statesville, NC** ❖ Irving Cares, Inc., **Irving, TX** ❖ J.H. Gunn Elementary School, **Charlotte, NC** ❖ Jacksonville Zoo and Gardens, *Trout River Plaza Project,* **Jacksonville, FL** ❖ Jefferson Elementary School, Playground Renovation and Equipment, **Pasadena, CA** ❖ John Cotten Taylor School PTA, *Playground Improvement,* **Washington, NC** ❖ John Tyler Community College Foundation, Inc., **Midlothian, VA** ❖ Joint School District #2, **Meridian, ID** ❖ Kennedy Primary Academy PTO, **South Bend, IN** ❖ Knights of Columbus, **Thibodaux, LA** ❖ Lafayette Middle School, E-Watchers Program Outdoor Classroom, **Lafayette, LA** ❖ Lake Washington Technical College, **Kirkland, WA** ❖ Lebanon Community Habitat for Humanity, **Lebanon, MO** ❖ Little Elm Public Library, **Little Elm, TX** ❖ Los Angeles United School District Foundation, **Los Angeles, CA** ❖ Maine Vocational Region Ten Adult Education Programs, *Park and Arboretum,* **Brunswick, ME** ❖ Marion County Community Ministries, **Sequatchie, TN** ❖ Martin County School Board, Family Learning Center Playground and Gardens, **Stuart, FL** ❖ McDonough #42 Elementary PTO, **New Orleans, LA** ❖ Mecosta County Habitat for Humanity, **Mecosta, MI** ❖ Memphis City Schools, **Memphis, TN** ❖ Milwaukee Women's Center, **Milwaukee, WI** ❖ Mission Waco Community Development Corporation, *Neighborhood Beautification,* **Waco, TX** ❖ MRH School District, Early Childhood Center, **Maplewood, MO** ❖ Mt. Healthy High School, **Cincinnati, OH** ❖ Mt. Diablo Habitat for Humanity, **San Antonio, CA** ❖ National Center for Boundless Playgrounds, **Bloomfield, CT** ❖ Neighborhood Charter School, **Atlanta, GA** ❖ New Beginnings, **Lewiston, ME** ❖ New Beginnings Garden Club, Park Landscaping, **Decatur, TN** ❖ Norco Fire Company, **Pottstown, PA** ❖ North Wilkesboro Rotary Club, *Scholarship Fund,* **North Wilkesboro, NC** ❖ Northside Education Foundation, **San Antonio, TX** ❖ Ocean View School District, **Huntington Beach, CA** ❖ Orangeburg Consolidated Schools, High School Functional Lifeskills Program, **Orangeburg, SC** ❖ Owatonna Independent School District 761 Foundation, **Owatonna, MN** ❖ Pawhuska High School, *Campus Beautification,* **Pawhuska, OK** ❖ Port Wentworth Elementary School. **Port Wentworth, GA** ❖ Project Smile, **Hopedale, MA** ❖ Red Bank Charter School, **Red Bank, NJ** ❖ Rodriguez Elementary School, **Austin, TX** ❖ Rotary Club of Westborough, **Westborough, MA** ❖ Russell Community Garden, **Louisville, KY** ❖ Sacramento City School District, **Sacramento, CA** ❖ SAFE Homes-Rape Crisis Coalition, **Spartanburg, SC** ❖ Salvation Army Boys & Girls Clubs, *Playground and Park Maintenance,* **Shreveport, LA** ❖ School District of Upper Moreland Township, **Willow Grove, PA** ❖ Scotland High School, **Laurinburg, NC** ❖ Seabrook Elementary School, **Seabrook, NH** ❖ Somerset County Habitat for Humanity, **Somerset, PA** ❖ South Central Healthcare Foundation, Inc., **Laurel, MS** ❖ South Lyon Area Historical Society, Inc, **South Lyon, MI** ❖ Southwest Florida American Red Cross Chapter, **Venice, FL** ❖ Spanish American Civic Association, **Lancaster, PA** ❖ Special Olympics Alaska, Inc., **Wasilla, AK** ❖ Supervisors of Westfall Township, **Matamoras, PA** ❖ Tazewell County House of Hope, Tranquility Garden, **Dunlap, IL** ❖ Thankful Community Club, Inc., **Boomer, NC** ❖ The Glacier Institute, Big Creek Outdoor Education Center, **Kalispell, MT** ❖ The Metroplex Food Bank, **Fort Worth, TX** ❖ The MSCD Foundation, Inc., **Denver, CO** ❖ The Salvation Army, **Raleigh, NC** ❖ The Works Ohio Center for History, Art & Technology, *Education Center Landscaping,* **Newark, OH** ❖ Town Lake Trail Foundation, **Austin, TX** ❖ Town of North Wilkesboro, Christmas Cheer Project, **North Wilkesboro, NC** ❖ Tree of Life Community Development Corporation, *Youth Development Center / Construction Training Program,* **Gary, IN** ❖ United Way of the Bay Area,

San Francisco, CA ❖ Urban Tree Connection, Neighborhood Beautification, **Philadelphia, PA** ❖ Wake Technical Community College, **Raleigh, NC** ❖ Wentworth Institute of Technology, **Boston, MA** ❖ West Rockingham Elementary School, **Rockingham, NC** ❖ West Volusia Habitat for Humanity, DeLand, FL ❖ West Wilkes High School, Electric Vehicle Challenge, **Millers Creek, NC** ❖ Westfield Elementary School, *Playground Project*, **Pilot Mountain, NC** ❖ Wickham Park, Nature Center Expansion, **Manchester, CT** ❖ Wilkes Community College, **Wilkesboro, NC** ❖ Wilkes County School District, **Wilkesboro, NC** ❖ Wilkes Dental Consortium, Dental Health Education Program, **North Wilkesboro, NC** ❖ Wilkes Relay for Life, **Wilkes County, NC** ❖ Wilkes Senior Center, **Wilkes County, NC** ❖ Wilkes Vision 20/20, Graduation Partnership, **North Wilkesboro, NC** ❖ Yadkin River Greenway Council, *Greenway Phase II*, **North Wilkesboro, NC** ❖ Yadkin River Greenway Council, **North Wilkesboro, NC**

LOWE'S

For more information, visit *Lowes.com*

En español, visite
Lowes.com/socialresponsibility

DOMTAR EarthChoice

This report is printed on Domtar Solutions paper. At least 70% of the fiber used to manufacture this paper comes from well-managed forests with 30% made from post-consumer recycled fiber.


Go, Dog. Go!
LOWE'S

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 19, 2007

The proposal requests that Lowe's report its progress toward implementing the company's wood policy by issuing an annual report to shareholders.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END